

October 7, 2013

<u>Via E-mail</u>
James R. Bradley, Jr.
President and Chief Executive Officer
Home Bancorp Wisconsin, Inc.
3762 East Washington Avenue
Madison, Wisconsin 53704

> **Re:     Home Bancorp Wisconsin, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 27, 2013**
> **File No. 333-189668**

Dear Mr. Bradley:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors</u>
<u>The distribution of subscription rights could have adverse income tax consequences, page 28</u>

1.  We note the risk factor you added in response to comment 10 from our comment letter dated July 25, 2013.  However, the risk factor states that "[you] have received an opinion that such rights have no value" when the opinion actually expresses uncertainty by stating that "it is more likely than not" the rights will have no value.  Please revise your disclosure to reflect tax counsel's uncertainty.

<u>Business of Home Savings Bank – Lending Activities – Allowance for Loan Losses, page 75</u>

2.  We note your revised disclosure on page 76 related to comment three from our comment letter dated July 25, 2013.

     a.  Please provide us an analysis that details the calculation of the collectively evaluated allowance for loan losses for your commercial loan segment at September 30, 2011, September 30, 2012 and June 2013. Please clearly identify the historical loss factors used and explain in detail how the factors were calculated.

     b.  Please tell us how you determined that your current 36 month historical loss factor appropriately captures the credit risk of your existing commercial loan segment. Specifically tell us how you considered current qualitative or environmental factors that are likely to cause estimated credit losses in your existing commercial loan segment to differ from the segment's historical loss experience and tell us if you have adjusted the historical loss factors or used a separate adjustment for these factors.

Financial Statements

Note 10 Income Taxes, page F-33

3.  We note your response to comment seven from our comment letter dated July 25, 2013. Your response did not provide all of the information requested in our initial comment. Therefore, please provide us the following information:

     a.  An analysis of your historical taxable income, projected future tax or US GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

     b.  For your projections of future tax or US GAAP income, please:

        i.  identify the most significant inputs and assumptions,
       ii.  provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections,
      iii.  provide specific evidence which supports the inputs and assumptions, and
      iv.  provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

     c.  An analysis comparing actual versus forecasted taxable income or US GAAP income for the fiscal years ended September 31, 2012, 2011 and 2010 and your most recent interim periods identifying and explaining the reasons for any significant differences.

To the extent you do have the above information, please clearly detail the positive evidence you have relied upon and discuss the objectivity of this information to overcome the significant negative evidence represented by cumulative losses in recent years and well as an expectation for additional losses through 2014. If you believe you do not have sufficient positive evidence, please record an appropriate deferred tax asset valuation allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mike Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc.     Via E-mail
        Kip A. Weissman
        Luse Gorman Pomerenk & Schick, P.C.